Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                April 5, 2011

VIA EDGAR

Ms. Allison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   AllianceBernstein Variable Products Series Fund, Inc.
            - AllianceBernstein Dynamic Asset Allocation Portfolio Post-Effective Amendment No. 53
            File Nos. 33-18647 and 811-5398

Dear Ms. White:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (the "Fund") on behalf of its series, AllianceBernstein Dynamic Asset Allocation Portfolio (the "Portfolio"), as provided orally to Young Seo of this office on March 31, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment: Fees and Expenses of the Portfolio: The footnote to the Annual Portfolio Operating Expenses table has too much information. As required by Form N-1A, the footnote should not have more than the discussion of the description of the waiver and how the waiver may be ended. The disclosure regarding how the expenses may be reimbursed to the Adviser should be relocated. Please disclose how many years the Adviser may be reimbursed. If it is for more than three years, a justification should be provided in writing as to why that is reasonable.

Response:   The footnote disclosure is similar to disclosure in various
            AllianceBernstein prospectuses that have been reviewed by the Staff and we are not revising the disclosure in response to this comment.
            We confirm that the reimbursement to the Adviser is for no more than three years.

                                     * * *

      We hereby acknowledge that (i) the Portfolio is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,

                                        /s/Young Seo
                                        ------------
                                           Young Seo


cc:   Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.

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